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Exhibit 11

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES
Computation of Earnings (Loss) Per Common Share
(dollars in thousands, except per share amounts)

	Fiscal Year Ended
	Feb. 28, 2004	March 1, 2003	March 2, 2002	March 3, 2001	Feb. 29, 2000
Average shares of common stock outstanding	19,269,613	19,106,663	18,850,940	18,739,064	18,751,826
Dilutive potential common shares	257,787	308,284	244,648	134,846	34,246

Total adjusted average shares	19,527,400	19,414,947	19,095,588	18,873,910	18,786,072

Earnings from continuing operations	$17,525	$27,699	$5,019	$16,847	$16,071
Earnings (loss) from discontinued operations	—	(73,728)	4,172	4,328	(10,936)

Net earnings (loss) applicable to common stock	$17,525	$(46,029)	$9,191	$21,175	$(5,135)

Basic earnings (loss) per share:
Continuing operations	$0.91	$1.45	$0.27	$0.90	$0.86
Discontinued operations	—	(3.86)	0.22	0.23	(0.59)

Total	$0.91	$(2.41)	$0.49	$1.13	$0.27

Diluted earnings (loss) per share:
Continuing operations	$0.90	$1.43	$0.26	$0.89	$0.86
Discontinued operations	—	(3.80)	0.22	0.23	(0.59)

Total	$0.90	$(2.37)	$0.48	$1.12	$0.27

        Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the year.

        Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.

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INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES Computation of Earnings (Loss) Per Common Share (dollars in thousands, except per share amounts)